Coca-Cola Plaza

Atlanta, Georgia

August 5, 2011

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Health Care Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:                             The Coca-Cola Company

Form 10-K for Fiscal Year Ended

December 31, 2010

Filed February 28, 2011

Supplemental Response submitted May 12, 2011

File No. 001-02217

Dear Ms. Jenkins:

Thank you for your letter dated June 20, 2011 setting forth the comments of the Staff  relating to The Coca-Cola Company (the “Company”)’s supplemental response dated May 12, 2011, and its Form 8-K filed April 26, 2011. The Company’s responses to the Staff’s comments are set forth below.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s letter and have provided the Company’s responses immediately following each numbered comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management Discussion and Analysis, page 33

Income Taxes, page 70

1.              We note your response to our comment one and your disclosure in your Form 10-Q for the quarter ended April 1, 2011 explaining the underlying reasons your effective tax rate is lower than the statutory tax rate.  Please provide the following:

•                  On your operations outside the United States that benefit from various tax incentive grants, please provide more details on the terms, jurisdictions and quantify the various tax incentive grants and their impact on the effective tax rate. Although these tax incentive grants have fixed term, you disclose that you expect these grants to be renewed indefinitely.  Please explain your basis for this statement.

•                  We note your bulleted list describing your effective tax rate for various items.  For example in your Form 10-Q, you state “an approximate 32 percent combined effective tax rate on productivity, integration and restructuring charges.” Please quantify the amount of productivity, integration and restructuring charges to provide context on the impact of each item.

Please provide us with the text of your proposed disclosure to be included in future Exchange Act filings.

Response:

Our Company has tax incentive grants in various jurisdictions. Generally, the Company is required to achieve certain employment and capital investment levels to receive and/or renew the grants. The achievement of these requirements is generally within the control of the Company. The Company believes it either already has achieved or has the intention and ability to achieve all of the requirements necessary to renew these tax incentive grants indefinitely based on current law. The Staff is hereby supplementally advised that tax incentive grants in Brazil, Costa Rica, Singapore and Swaziland favorably impacted our full year 2010 income tax expense by $139 million. The terms of these grants expire from 2016 to 2021. The impact of tax incentive grants in other jurisdictions was de minimis. Below is an excerpt from the expanded disclosure included in our Management’s Discussion and Analysis and our income tax footnote on pages 64 and 30, respectively, of our most recent Quarterly Report on Form 10-Q filed on August 1, 2011:

“Our effective tax rate reflects the benefits of having significant operations outside the United States, which are generally taxed at rates lower than the U.S. statutory rate of 35 percent. As a result of employment actions and capital investments made by the Company, certain tax jurisdictions provide income tax incentive grants, including Brazil, Costa Rica, Singapore and Swaziland. The terms of these grants range from 2016 to 2021. We expect each of these grants to be renewed indefinitely. In addition, our effective tax rate reflects the benefits of having significant earnings generated in investments accounted for under the equity method of accounting, which are generally taxed at rates lower than the U.S. statutory rate.”

The estimated impact of these tax incentive grants is included in our 2011 full year estimated effective tax rate. The Company will disclose the full year quantitative impact of these tax incentive grants in our 2011 Form 10-K.

In response to your comment in the second bullet point above, in future filings, the Company will quantify the pre-tax amount (if applicable) and the related amount of income tax expense (or benefit) for the items included in the bulleted list that impacted our effective tax rate to provide context behind the impact of each item. Below is an excerpt from the expanded disclosure included in our Management’s Discussion and Analysis and our income tax note beginning on pages 65 and 30, respectively, of our most recent Quarterly Report on Form 10-Q filed on August 1, 2011:

“At the end of each interim period, we make our best estimate of the effective tax rate expected to be applicable for the full fiscal year. This estimate reflects, among other items, our best estimate of operating results and foreign currency exchange rates. Based on current tax laws, the Company’s estimated effective tax rate for 2011 is 24 percent. However, in arriving at this estimate we do not include the estimated impact of unusual and/or infrequent items, which may cause significant variations in the customary relationship between income tax expense and income before income taxes.

The Company recorded income tax expense of $990 million (26.1 percent effective tax rate) and $1,588 million (25.2 percent effective tax rate) during the three and six months ended July 1, 2011, respectively. The Company recorded income tax expense of $741 million (23.7 percent effective tax rate) and $1,294 million (24.4 percent effective tax rate) during the three and six months ended July 2, 2010, respectively. The following table illustrates the tax expense (benefit) associated with unusual and/or infrequent items for the interim periods presented (in millions):

	Three Months Ended			Six Months Ended
	July 1, 2011		July 2, 2010	July 1, 2011		July 2, 2010
Asset impairments	$(15)[1]		$—	$(15)[1]		$—	[10]
Productivity, integration, restructuring and transaction costs	(34)[2]		(20)[8]	(86)[2]		(40)[8]
Transaction gains	172	[3]	—	208	[6]	—
Certain tax matters	16	[4]	16 [4]	19	[4]	29	[11]
Other — net	(1)[5]		(2)[9]	(38)[7]		(6)[12]

1                  Related to a $38 million impairment of an investment in an entity accounted for under the equity method of accounting. Refer to Note 10.

2                  Related to charges of $121 million and $283 million during the three and six months ended July 1, 2011, respectively, primarily due to our ongoing productivity, integration and restructuring initiatives. Refer to Note 10 and Note 11.

3                  Related to a net gain of $391 million, primarily due to the gain on the merger of Arca and Contal, partially offset by costs associated with the merger. Refer to Note 10.

4                  Related to amounts required to be recorded for changes to our uncertain tax positions, including interest and penalties. The components of the net change in uncertain tax positions were individually insignificant.

5                  Related to a net charge of $4 million, primarily due to the earthquake and tsunami that devastated northern and eastern Japan; our proportionate share of restructuring charges recorded by an equity method investee; and a net gain on the repurchase of certain long-term debt we assumed in connection with our acquisition of CCE’s North American business. Refer to Note 10.

6                  Related to a net gain of $493 million, primarily due to the gain on the merger of Arca and Contal and the gain on the sale of our investment in Embonor, partially offset by costs associated with the merger of Arca and Contal. Refer to Note 10.

7                  Related to a net charge of $111 million, primarily due to estimated charges related to the earthquake and tsunami that devastated northern and eastern Japan; the amortization of favorable supply contracts acquired in connection with our acquisition of CCE’s North American business; our proportionate share of restructuring charges recorded by an equity method investee; and a net expense on the repurchase of certain long-term debt we assumed in connection with our acquisition. Refer to Note 10.

8                  Related to charges of $78 million and $174 million during the three and six months ended July 2, 2010, respectively, due to our ongoing productivity, integration and restructuring initiatives as well as transaction costs. Refer to Note 10 and Note 11.

9                  Related to a net charge of $16 million due to our proportionate share of unusual tax charges and transaction costs recorded by equity method investees. Refer to Note 10.

10             Income before income taxes included charges of $26 million due to other-than-temporary impairments of available-for-sale securities. There was a zero percent effective tax rate on these items. Refer to Note 10.

11             Related to a tax charge of $14 million due to new legislation that changed the tax treatment of Medicare Part D subsidies. In addition, the Company recorded a net tax charge of $15 million related to amounts required to be recorded for changes to our uncertain tax positions, including interest and penalties. The components of the net change in uncertain tax positions were individually insignificant. Refer to Note 12 for additional information on the change in tax treatment of Medicare Part D subsidies.

12             Related to a net charge of $45 million due to our proportionate share of unusual tax charges, asset impairments, restructuring charges and transaction costs recorded by equity method investees. In addition, income from income taxes included charges of $103 million due to the remeasurement of our Venezuelan subsidiary’s net assets, which had a zero percent effective tax rate. Refer to Note 10.”

Note 1- Business and summary of significant accounting policies

Principles of Consolidation, page 93

2.              We note your response to comment two on the qualitative factors you considered and your basis for deconsolidating certain VIEs. To enhance the reader’s understanding of the qualitative factors you considered and the basis for your conclusion, please address the following issues:

•                  We note that the VIEs are primarily bottling operations. Please explain (i) if you were involved in the purpose and design of these entities and describe the structure of the entities, (ii) your equity ownership interest, (iii) details of your subordinated financial support and the purpose of the arrangements, (iv) the additional rights you have beyond your equity ownership.

•                  We note that the primary activities of the VIEs are manufacturing, marketing and promotion and distribution of Coca Cola products in their respective territories. Please explain to us (i) your involvement with these activities at these entities, (ii) transactions with VIEs (e.g. purchase, sale of products and services, contracts and commitments) (iii) other activities that impact the operations of the VIEs

•                  Please explain to us in detail all the significant activities you considered that significantly impact these VIEs economic performance. Please describe whether you have any powers to direct significant activities, whether or not you choose to exercise them. Please clarify how you deemed shareholder or board approval of annual budget/business plan to be the most significant activity on the economic performance of the VIE.

Response:

In preparing the disclosures included in our 2010 Form 10-K related to the VIEs that were deconsolidated on January 1, 2010, we carefully considered the overall materiality of the impact on our consolidated financial statements. Specifically, the VIEs which we deconsolidated accounted for less than 1 percent of net income attributable to shareowners of our Company in 2009 and less than 3 percent of our consolidated total assets as of December 31, 2009. Additionally our investments, plus any loans or guarantees, related to these VIEs was approximately $624 million, which represented our maximum exposure to loss.  This exposure was approximately 1 percent of our consolidated total assets as of December 31, 2009. Given the immaterial nature of these entities, we determined that additional disclosure relating to the qualitative factors that we considered was not necessary because we believe such disclosure would not influence an investment decision.

The VIEs we deconsolidated on January 1, 2010, were primarily bottlers of Coca-Cola branded products in underperforming and/or developing markets. Generally, these entities existed as non-VIE bottling partners of the Company prior to the triggering event resulting in their classification as a VIE, such as the issuance of loans, guarantees, or change in ownership. As a result of these triggering events, the VIE’s governing documents were amended, if applicable, to reflect any changes in our rights, resulting in a redesign of the entity.

Below, we have supplementally provided additional information in response to your questions. To facilitate the Staff’s review, we have included each of your requests from above in italics below with our explanations immediately following.

We note that the VIEs are primarily bottling operations. Please explain

(i) if you were involved in the purpose and design of these entities and describe the structure of the entities

While we were not involved in the initial design of the majority of the deconsolidated VIEs, we were involved in the redesign of these entities as the underlying articles of incorporation or other governing documents were generally amended upon our equity investment or upon the event which triggered the VIE analysis.

From a structural standpoint, the entities we deconsolidated include joint ventures, limited liability companies, and corporations. In addition to the Company, these entities have as few as one other shareholder and as many as greater than twenty other shareholders.

(ii) your equity ownership interest

Our level of our equity ownership interest for the VIEs we deconsolidated ranges from 25% to 50%.

(iii) details of your subordinated financial support and the purpose of the arrangements

Under certain circumstances, we have extended loans to, or have issued guarantees on behalf of, certain VIEs that are primarily bottlers of Coca-Cola branded products in underperforming and/or developing markets. The additional subordinated financial support provided the opportunity for the VIE bottler to further develop its franchise business. As the VIE bottler’s business improves or further develops, it generally results in increases in unit case volume, net revenues and profits at the VIE bottler, which results in the bottler purchasing additional concentrates and syrups from our Company. The terms of the arrangements vary, and none of the arrangements are individually material or material in the aggregate.

(iv) the additional rights you have beyond your equity ownership

Beyond our equity ownership, we have certain rights as established under our bottling agreements with our bottling partners, regardless of any ownership or variable interest we may have in the bottling partner. The general terms of our relationships with our bottling partners are discussed on page 7 of our 2010 Annual Report on Form 10-K, under the heading “Distribution System and Bottler’s Agreements,” as follows:

“We typically sell concentrates and syrups to our bottling partners, who use the concentrate to manufacture finished products which they sell to distributors and other customers. Separate contracts (“Bottler’s Agreements”) exist between our Company and each of our bottling partners regarding the manufacture and sale of Company products. Subject to specified terms and conditions and certain variations, the Bottler’s Agreements generally authorize the bottlers to prepare specified Company Trademark Beverages, to package the same in authorized containers, and to distribute and sell the same in (but, subject to applicable local law, generally only in) an identified territory. The bottler is obligated to purchase its entire requirement of concentrates or syrups for the designated Company Trademark Beverages from the Company or Company-authorized suppliers. We typically agree to refrain from selling or distributing, or from authorizing third parties to sell or distribute, the designated Company Trademark Beverages  throughout the identified territory in the particular authorized containers; however, we typically reserve for ourselves or our designee the right (1) to prepare and package such beverages in such containers in the territory for sale outside the territory, and (2) to prepare, package, distribute and sell such beverages in the territory in any other manner or form. Territorial restrictions on bottlers vary in some cases in accordance with local law. While, as described below, under most of our Bottler’s Agreements we generally have complete flexibility to determine the price and other terms of sale of the concentrates and syrups we sell to our bottlers, as a practical matter, our Company’s ability to exercise its contractual flexibility to determine the price and other terms of sale of its syrups, concentrates and finished beverages is subject, both outside and within the United States, to competitive market conditions.”

In addition to our rights under these Bottlers Agreements, the issuance of subordinated financial support discussed above, has, in some cases, resulted in the Company obtaining additional protective rights beyond those which were obtained through our equity ownership. These rights are in line with the nature of the support issued. For instance, the VIE may be limited from issuing additional debt, paying dividends, or merging with another entity. These additional rights are protective in nature and do not enable us to make decisions that have the most significant impact on the economic performance of the related VIEs.

We note that the primary activities of the VIEs are manufacturing, marketing and promotion and distribution of Coca Cola products in their respective territories. Please explain to us (i) your involvement with these activities at these entities, (ii) transactions with VIEs (e.g. purchase, sale of products and services, contracts and commitments) (iii) other activities that impact the operations of the VIEs

Please explain to us in detail all the significant activities you considered that significantly impact these VIEs economic performance. Please describe whether you have any powers to direct significant activities, whether or not you choose to exercise them.

Our bottling partners manufacture, sell and distribute our products in their respective territories as discussed further above. There are many activities that impact the economic performance of the VIEs, the most significant of which are:

•                  purchasing raw materials needed to manufacture finished beverages and fountain syrup including: concentrate and syrups (purchased from the Company), sugar, mineral water, carbon dioxide, fuel, PET (plastic) preforms, glass and plastic bottles, aluminum and steel cans, closures, packaging materials, etc.;

•                  manufacturing finished beverages and fountain syrup;

•                  distributing finished beverages, fountain syrup, and other non-Company products;

•                  negotiating/maintaining labor agreements, employee compensation, establishing incentive targets;

•                  capital expenditures and maintenance of production lines, cold drink equipment, fleet, etc.;

•                  establishing sales prices;

•                  establishing and maintaining customer relationships in the bottlers’ franchise territories; and

•                  advertising and sales promotions.

The nature of our involvement and our transactions with our bottling partners are not impacted by an entity’s classification as a VIE. Except as described below, we have limited or no involvement in the activities listed above. Our primary involvement is through the sale of concentrates and syrups to our bottling partners who combine them with sweeteners (depending on the product), still water and/or sparkling water to produce finished beverages, which are packaged and sold to retailers directly or, in some cases, through wholesalers or other bottlers. We also sell concentrates for fountain beverages to our bottling partners who manufacture fountain syrups which they sell to fountain retailers such as restaurants and convenience stores which use the fountain syrups to produce beverages for immediate consumption, or to fountain wholesalers. Additionally, we sell a variety of still beverages, such as juices and juice drinks, energy and sports drinks, ready-to-drink teas and coffees, and certain water products, to our bottling partners who distribute them to retailers. While we have no obligation to provide marketing support to our bottling partners, we may, at our discretion, contribute toward bottler expenditures for advertising and marketing. We may also elect to undertake independent or cooperative advertising and marketing activities. In addition to conducting our own independent advertising and marketing activities, we may provide promotional and marketing services or funds to our bottling partners.

In addition to this limited involvement, we provide management services under the direction of the board of directors or shareholders of certain VIEs pursuant to separate management agreements with the party that controls the VIE. These VIEs represented 8 percent of the total assets of the deconsolidated VIEs and 0.2 percent of the total assets of the Company as of December 31, 2009. The party that controls the VIE generally has the power in our VIE relationships to remove management at any time; as such, under these arrangements we must execute the detailed plans approved by, and the decisions made by, the board of directors or shareholders of the VIE. We do not control the board of directors or shareholders of any of the VIEs which we deconsolidated.

For all VIEs that are not consolidated, and whether or not we provide management services, we do not possess the power to direct the significant activities of the VIE.

Please clarify how you deemed shareholder or board approval of annual budget/business plan to be the most significant activity on the economic performance of the VIE.

In order to determine which party in each of these relationships has the power to direct the significant activities listed above, we reviewed how the decisions impacting these activities were made. We reviewed the decisions made at the shareholder and board levels as well as decisions made through other contractual arrangements. While there may be many individual decisions underlying each of the significant activities, on an aggregate basis, all of these decisions must be made as set forth in the annual budget/business plan approved by the shareholders or board. In each of the entities, a detailed annual budget/business plan is created including income statement projections by line item and operating and capital expenditures which support the underlying strategy of the operations. The assumptions used in establishing the annual budget/business plan have a direct impact on each of the significant activities of the entity. Many of the entities’ business plans also include forecasted balance sheets, cash flows, underlying summary strategy, volume projections, market share, per capita consumption, headcount, funding proposals, and marketing programs. Additionally, any modifications to the plans or any unbudgeted expenditures often need to be approved by the shareholders or board, as applicable. Accordingly, we concluded that the party that controls the approval of the annual budget/business plan has the ability to direct the activities that most significantly impact the economic performance of the VIE.

We individually, or as a group when combined with any related parties or de facto agents, as applicable, do not have the power to approve the annual budget/business plans of the deconsolidated VIEs. This power rests with the shareholders or board, which we do not control. As such, we do not have the power to direct the underlying significant activities of any of the deconsolidated VIEs.

Note 11- Commitments and Contingencies

Legal Contingencies, page 122

3.              We note that your revised disclosure in response to comment 4 regarding Aqua-Chem litigation claims.  However, for all of the loss contingencies discussed in this note, we have the following comments:

•                  ASC 450 requires you to disclose the amount or range of reasonably possible loss, as that term is defined. It does not appear that you have provided any quantitative information. Please disclose this information for all unrecognized contingencies independent of qualifying language. If you conclude that you cannot estimate a range of reasonably possible losses on any of the matters, please disclose this fact.

•                  You state that the current pending proceedings will not have a “material adverse effect on financial condition of the Company taken as a whole.” This disclosure suggests that the current pending proceedings will have a material adverse effect on the Company’s results of operations and cash flows. Accordingly, please revise this language in future filings to ensure that your disclosures provide information in the context of that which is material to the financial statements in their entirety.

Please provide us with proposed disclosure to be included in future Exchange Act filings.

Response:

In future filings, the Company will provide quantitative information independent of qualifying language or we will disclose that we cannot estimate a range of reasonably possible losses for all loss contingencies discussed in our note.

It was not our intention in previous filings to suggest that the current pending proceedings will have a material adverse effect on the Company’s results of operations and cash flows. We only intended to disclose our belief that the current pending proceedings will not have a material adverse effect on the Company taken as a whole.  We will clarify this in future filings. Below is an excerpt from the expanded disclosure included in our commitment and contingency note on page 20 of our most recent Quarterly Report on Form 10-Q filed on August 1, 2011:

“The Company is involved in various legal proceedings. We establish reserves for specific legal proceedings when we determine that the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Management has also identified certain other legal matters where we believe an unfavorable outcome is reasonably possible and/or for which no estimate of possible losses can be made. Management believes that the total liabilities to the Company that may arise as a result of currently pending legal proceedings will not have a material adverse effect on the Company taken as a whole.”

The Company would like to advise the Staff that we have updated our disclosure in our 2nd quarter Quarterly Report on Form 10-Q related to the Aqua-Chem matter for developments subsequent to the filing of the 1st quarter Form 10-Q. In addition, we have revised the Aqua-Chem disclosure to more clearly indicate that we are unable to estimate at this time the amount or range of reasonably possible loss the Company may ultimately incur as a result of the asbestos-related claims against Aqua-Chem. Below is an excerpt from the updated and revised Aqua-Chem disclosure included in our commitment and contingency note on pages 20 and 21, of our most recent Quarterly Report on Form 10-Q filed on August 1, 2011:

“During the period from 1970 to 1981, our Company owned Aqua-Chem, Inc., now known as Cleaver-Brooks, Inc. (‘‘Aqua-Chem’’). During that time, the Company purchased over $400 million of insurance coverage, which also insures Aqua-Chem for some of its prior and future costs for certain product liability and other claims. A division of Aqua-Chem manufactured certain boilers that contained gaskets that Aqua-Chem purchased from outside suppliers. Several years after our Company sold this entity, Aqua-Chem received its first lawsuit relating to asbestos, a component of some of the gaskets. Aqua-Chem was first named as a defendant in asbestos lawsuits in or around 1985 and currently has approximately 40,000 active claims pending against it. In September 2002, Aqua-Chem notified our Company that it believed we were obligated for certain costs and expenses associated with its asbestos litigations. Aqua-Chem demanded that our Company reimburse it for approximately $10 million for out-of-pocket litigation-related expenses. Aqua-Chem also demanded that the Company acknowledge a continuing obligation to Aqua-Chem for any future liabilities and expenses that are excluded from coverage under the applicable insurance or for which there is no insurance. Our Company disputes Aqua-Chem’s claims, and we believe we have no obligation to Aqua-Chem for any of its past, present or future liabilities, costs or expenses. Furthermore, we believe we have substantial legal and factual defenses to Aqua-Chem’s claims. The parties entered into litigation in Georgia to resolve this dispute, which was stayed by agreement of the parties pending the outcome of litigation filed in Wisconsin by certain insurers of Aqua-Chem. In that case, five plaintiff insurance companies filed a declaratory judgment action against Aqua-Chem, the Company and 16 defendant insurance companies seeking a determination of the parties’ rights and liabilities under policies issued by the insurers and reimbursement for amounts paid by plaintiffs in excess of their obligations. During the course of the Wisconsin insurance coverage litigation, Aqua-Chem and the Company reached settlements with several of the insurers, including plaintiffs, who have or will pay funds into an escrow account for payment of costs arising from the asbestos claims against Aqua-Chem. On July 24, 2007, the Wisconsin trial court entered a final declaratory judgment regarding the rights and obligations of the parties under the insurance policies issued by the remaining defendant insurers, which judgment was not appealed. The judgment directs, among other things, that each insurer whose policy is triggered is jointly and severally liable for one-hundred percent of Aqua-Chem’s losses up to policy limits. The court’s judgment concluded the Wisconsin insurance coverage litigation. The Georgia litigation remains subject to the stay agreement. The Company and Aqua-Chem continued to negotiate with various insurers that were defendants in the Wisconsin insurance coverage litigation over those insurers’ obligations to defend and indemnify Aqua-Chem for the asbestos-related claims. The Company anticipated that a final settlement with three of those insurers would be finalized in May 2011, but such insurers repudiated their settlement commitments and, as a result, Aqua-Chem and the Company filed suit against them in Wisconsin state court to enforce the coverage-in-place settlement or, in the alternative, to obtain a declaratory judgment validating Aqua-Chem and the Company’s interpretation of the court’s judgment in the Wisconsin insurance coverage litigation. Whether or not Aqua-Chem and the Company prevail in the coverage-in-place settlement litigation, these three insurance companies will remain subject to the court’s judgment in the Wisconsin insurance coverage litigation.

The Company is unable to estimate at this time the amount or range of reasonably possible loss it may ultimately incur as a result of asbestos-related claims against Aqua-Chem. The Company believes that assuming that (a) the defense and indemnity costs for the asbestos-related claims against Aqua-Chem in the future are in the same range as during the past five years, and (b) the various insurers that cover the asbestos-related claims against Aqua-Chem remain solvent, regardless of the outcome of the coverage-in-place settlement litigation, there will likely be little defense or indemnity costs that are not covered by insurance over the next five to seven years and, therefore, it is unlikely that Aqua-Chem would seek indemnification from the Company within that period of time. In the event Aqua-Chem and the Company prevail in the coverage-in-place settlement litigation, and based on the same assumptions, the Company believes insurance coverage for substantially all defense and indemnity costs would be available for the next 10 to 12 years.”

Form 8-K filed April 26, 2011

Exhibit 99.1

4.              We note your response to prior comment six on comparable currency neutral operating results. Please provide us with, and confirm in future Exchange Act filings you will revise to disclose how you computed the constant foreign currency exchange rates, describe the process for calculating such amounts and the basis of presentation so that your disclosure is consistent with Item 10(e) of Regulation S-K. For additional guidance, refer to Regulation G and Question 104.06 of Compliance & Disclosure Interpretations (C&DI’s) regarding Non-GAAP Financial Measures.

Response:

In future filings, we confirm that we will provide a more detailed narrative explanation to disclose how we computed the constant foreign currency exchange rates, the process used for calculating such amounts and the basis of presentation. See below the expanded disclosure contained in our earnings release for the second quarter of 2011 furnished as an exhibit to our Current Report on Form 8-K filed on July 19, 2011.

“Currency Neutral

Management evaluates the operating performance of our Company and our international subsidiaries on a currency neutral basis. We determine our currency neutral operating results by recalculating what our current period U.S. dollar operating results would have been assuming foreign currency exchange rates were equal to the comparable period of the prior year, including the impact of the Company’s hedging activities during the comparable period of the prior year.”

5.              We note your response to comment seven that in future filings you will not provide a full income statement reconciling GAAP and non-GAAP financial measures.  Please provide us with, and confirm in future Exchange Act filings you will, revise your presentation to comply with Regulation G and Question 102.10 of the C&DI’s.

Response:

While we believe our previous presentation complied with the applicable regulations, in future filings we confirm that we will not provide a full income statement reconciling GAAP and non-GAAP financial measures and will comply with Regulation G and Question 102.10 of the C&DI’s.  We have included a revised reconciliation of GAAP and non-GAAP financial measures in our earnings release for the second quarter of 2011 furnished as an exhibit to our Current Report on Form 8-K filed on July 19, 2011.  To facilitate the Staff’s review, we have included the relevant excerpts below.

THE COCA-COLA COMPANY AND SUBSIDIARIES

Reconciliation of GAAP and Non-GAAP Financial Measures

(UNAUDITED)

The Company reports its financial results in accordance with accounting principles generally accepted in the United States (“GAAP” or referred to herein as “reported”). However, management believes that certain non-GAAP financial measures provide users with additional meaningful financial information that should be considered when assessing our ongoing performance. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP. Our non-GAAP financial information does not represent a comprehensive basis of accounting.

ITEMS IMPACTING COMPARABILITY

The following information is provided to give qualitative and quantitative information related to items impacting comparability. Items impacting comparability are not defined terms within U.S. GAAP. Therefore, our non-GAAP financial information may not be comparable to similarly titled measures reported by other companies. We determine which items to consider as “items impacting comparability” based on how management views our business, makes financial, operating and planning decisions and evaluates the Company’s ongoing performance. Items such as structural changes (acquisitions and divestitures), charges, gains and accounting changes which are viewed by management as impacting only the current period or the comparable period, but not both, or as relating to different and unrelated underlying activities or events across comparable periods, are generally considered “items impacting comparability”. In addition, we provide the impact that changes in foreign currency exchange rates had on our financial results (“currency neutral”).

Asset Impairments and Restructuring

Asset Impairments

During the three months ended July 1, 2011, the Company recorded an impairment charge of $38 million due to the impairment of an investment in an entity accounted for under the equity method of accounting. Subsequent to the recognition of this impairment, the Company’s remaining financial exposure related to this entity is not significant. This impairment charge was recorded in other income (loss) — net.

During the six months ended July 2, 2010, the Company recorded other-than-temporary impairment charges of $26 million related to investments classified as available-for-sale securities. These impairment charges were recorded in other income (loss) — net.

Restructuring

During the three months ended July 1, 2011, and July 2, 2010, the Company recorded charges of $27 million and $19 million, respectively, related to certain restructuring activities. During the six months ended July 1, 2011, and July 2, 2010, the Company recorded charges of $61 million and $59 million, respectively, related to certain restructuring activities. These charges were recorded in the line item other operating charges and related to costs associated with the integration of our German bottling and distribution operations and other restructuring initiatives outside the scope of our productivity initiatives and the integration of Coca-Cola Enterprises Inc.’s (“CCE”) North American business. See the discussion of our productivity initiatives and CCE integration costs below.

Productivity Initiatives

During the three months ended July 1, 2011, and July 2, 2010, the Company recorded charges of $26 million and $35 million, respectively, related to our productivity initiatives. During the six months ended July 1, 2011, and July 2, 2010, the Company recorded charges of $54 million and $85 million, respectively, related to our productivity initiatives. These productivity initiatives began in 2008 and are focused on providing additional flexibility to invest for growth. These initiatives impact a number of areas and include aggressively managing operating expenses supported by lean techniques; redesigning key processes to drive standardization and effectiveness; better leveraging our size and scale; and driving savings in indirect costs. The Company has incurred total pretax expenses of $406 million related to these productivity initiatives since they commenced in the first quarter of 2008. The Company currently expects the total cost of these initiatives to be approximately $500 million and anticipates recognizing the remainder of the costs by the end of 2011. The initiatives are on track to achieve our targeted $500 million in annualized savings by the end of 2011.

THE COCA-COLA COMPANY AND SUBSIDIARIES

Reconciliation of GAAP and Non-GAAP Financial Measures

(UNAUDITED)

Equity Investees

During the six months ended July 1, 2011, the Company recorded charges of $4 million in equity income (loss) — net. These charges primarily represent the Company’s proportionate share of restructuring charges recorded by an equity method investee.

During the three and six months ended July 2, 2010, the Company recorded charges of $16 million and $45 million, respectively, in equity income (loss) — net. These charges primarily represent the Company’s proportionate share of unusual tax charges, asset impairments, restructuring charges and transaction costs recorded by certain of our equity method investees.

CCE Transaction

During the three months ended July 1, 2011, and July 2, 2010, the Company recorded charges of $68 million and $24 million, respectively, primarily related to the integration of CCE’s North American business.

During the six months ended July 1, 2011, and July 2, 2010, the Company recorded charges of $187 million and $30 million, respectively, primarily related to the integration of CCE’s North American business and related transaction costs. These charges included $19 million related to the amortization of favorable supply contracts acquired in connection with our acquisition of CCE’s North American business. These charges also included $6 million related to transaction costs incurred in connection with our acquisition of CCE’s North American business and the sale of all our ownership interests in Coca-Cola Drikker AS (the “Norwegian bottling operation”) and Coca-Cola Drycker Sverige AB (the “Swedish bottling operation”). The Company has incurred total pretax expenses of $303 million related to this integration initiative since it commenced in the second quarter of 2010. The costs associated with this initiative were primarily related to the development and design of our future operating framework for our North America operating segment. Once fully integrated, we expect to generate operational synergies of at least $350 million per year. We anticipate that these operational synergies will be phased in over the four years following the acquisition and that we will begin to fully realize the annual benefit from these synergies in the final year. We currently expect to realize approximately $140 million to $150 million of net cost synergies in 2011.

Transaction Gains

During the three months ended July 1, 2011, the Company recognized a net gain of $417 million, primarily due to the merger of Arca and Contal, two bottling partners headquartered in Mexico, into a combined entity known as Arca Contal. Prior to this transaction, the Company held an investment in Contal that we accounted for under the equity method of accounting. The merger of the two companies was a non-cash transaction that resulted in Contal shareholders trading their existing Contal shares for new shares in Arca Contal at a specified exchange rate. Subsequent to this transaction, the Company holds an investment in Arca Contal that we account for as an available-for-sale security. The Company also recorded a $26 million charge related to costs associated with the merger of Arca and Contal during the three months ended July 1, 2011.

In addition to the gain on the exchange of our shares in Contal, the Company recognized a gain of $102 million during the six months ended July 1, 2011 as a result of the sale of our investment in Embonor, a bottling partner with operations primarily in Chile. Prior to this transaction, the Company accounted for our investment in Embonor under the equity method of accounting.

Certain Tax Matters

During the three months ended July 1, 2011, and July 2, 2010, the Company recorded a net tax charge of $16 million. These charges were related to amounts required to be recorded for changes to our uncertain tax positions, including interest and penalties.

During the six months ended July 1, 2011, and July 2, 2010, the Company recorded a net tax charge of $19 million and $15 million, respectively, related to amounts required to be recorded for changes to our uncertain tax positions, including interest and penalties. In addition, during the six months ended July 2, 2010, the Company recorded a tax charge of $14 million related to new legislation that changed the tax treatment of Medicare Part D subsidies.

THE COCA-COLA COMPANY AND SUBSIDIARIES

Reconciliation of GAAP and Non-GAAP Financial Measures

(UNAUDITED)

Other Items

Impact of Natural Disasters in Japan

On March 11, 2011, a major earthquake struck off the coast of Japan, resulting in a tsunami that devastated the northern and eastern regions of the country. As a result of these events, the Company made a donation to the Coca-Cola Japan Reconstruction Fund which will help rebuild schools and community facilities across the impacted areas of the country. The Company recorded total charges of $4 million and $83 million related to these events during the three and six months ended July 1, 2011, respectively. These charges were primarily related to the Company’s donation and assistance provided to certain bottling partners in the affected regions.

Economic (Non-Designated) Hedges

In 2010, the Company expanded certain commodity hedging programs as a result of our acquisition of CCE’s North American business. The Company uses derivatives as economic hedges primarily to mitigate the price risk associated with the purchases of materials used in the manufacturing process and for vehicle fuel. Prior to our acquisition of CCE’s North American business, this economic hedging activity was not material. Although these derivatives were not designated and/or did not qualify for hedge accounting, they are effective economic hedges. The changes in fair values of these economic hedges are immediately recognized into earnings.

As a result of the expansion of our commodity hedging program, in the fourth quarter of 2010 we began to exclude the impact of the net mark-to-market adjustments related to these economic hedges from our non-GAAP financial information until the period in which the underlying exposure being hedged impacts our condensed consolidated statement of income. We believe this adjustment provides meaningful information related to the benefits of our economic hedging activities. During the three months ended July 1, 2011, we included net gains of $26 million in our non-GAAP financial information.  During the six months ended July 1, 2011, we excluded net gains of $10 million from our non-GAAP financial information.

Repurchases of Long-Term Debt

During the three months ended July 1, 2011, the Company recorded a net gain of $1 million related to the repurchase of long-term debt that had a carrying value of $42 million. This debt was assumed in connection with our acquisition of CCE’s North American business during the fourth quarter of 2010.

On March 4, 2011, the Company repurchased all our outstanding U.K. pound sterling notes due in 2016 and 2021. We assumed this debt in connection with our acquisition of CCE’s North American business during the fourth quarter of 2010. The repurchased debt had a carrying value of $674 million on March 4, 2011, which included approximately $105 million in unamortized fair value adjustments recorded as part of our purchase accounting. During the six months ended July 1, 2011, the Company recorded a net charge of $3 million in interest expense due to the premiums paid to repurchase the long-term debt, partially offset by the write-off of fair value adjustments we recorded when we originally assumed the debt.

Hyperinflationary Economies

During the three months ended April 2, 2010, the Company recorded a charge of $103 million in other income (loss) — net related to the remeasurement of our Venezuelan subsidiary’s net assets. Subsequent to December 31, 2009, the Venezuelan government announced a currency devaluation, and Venezuela was determined to be a hyperinflationary economy. As a result of Venezuela being a hyperinflationary economy, our local subsidiary was required to use the U.S. dollar as its functional currency, and the remeasurement gains and losses were recognized in our condensed consolidated statement of income.

Currency Neutral

Management evaluates the operating performance of our Company and our international subsidiaries on a currency neutral basis. We determine our currency neutral operating results by recalculating what our current period U.S. dollar operating results would have been assuming foreign currency exchange rates were equal to the comparable period of the prior year, including the impact of the Company’s hedging activities during the comparable period of the prior year.

THE COCA-COLA COMPANY AND SUBSIDIARIES

Reconciliation of GAAP and Non-GAAP Financial Measures

(UNAUDITED)

(In millions except per share data)

	Three Months Ended July 1, 2011
	Net operating revenues	Cost of goods sold	Gross profit	Gross margin	Selling, general and administrative expenses	Other operating charges	Operating income	Operating margin
Reported (GAAP)	$12,737	$4,989	$7,748	60.8%	$4,422	$152	$3,174	24.9%
Items Impacting Comparability:
Asset Impairments/Restructuring	—	—	—		—	(27)	27
Productivity Initiatives	—	—	—		—	(26)	26
Equity Investees	—	—	—		—	—	—
CCE Transaction	—	—	—		—	(68)	68
Transaction Gains	—	—	—		—	(26)	26
Certain Tax Matters	—	—	—		—	—	—
Other Items	(8)	(21)	13		(12)	(5)	30
After Considering Items (Non-GAAP)	$12,729	$4,968	$7,761	61.0%	$4,410	$—	$3,351	26.3%

	Three Months Ended July 2, 2010
	Net operating revenues	Cost of goods sold	Gross profit	Gross margin	Selling, general and administrative expenses	Other operating charges	Operating income	Operating margin
Reported (GAAP)	$8,674	$2,955	$5,719	65.9%	$2,878	$78	$2,763	31.9%
Items Impacting Comparability:
Asset Impairments/Restructuring	—	—	—		—	(19)	19
Productivity Initiatives	—	—	—		—	(35)	35
Equity Investees	—	—	—		—	—	—
CCE Transaction	—	—	—		—	(24)	24
Certain Tax Matters	—	—	—		—	—	—
After Considering Items (Non-GAAP)	$8,674	$2,955	$5,719	65.9%	$2,878	$—	$2,841	32.8%

Currency Neutral:

	Net operating revenues	Cost of goods sold	Gross profit		Selling, general and administrative expenses	Other operating charges	Operating income
% Change - Reported (GAAP)	47	69	35		54	—	15
% Currency Impact	6	6	6		6	—	6
% Change - Currency Neutral Reported	41	63	29		48	—	9

% Change - After Considering Items (Non-GAAP)	47	68	36		53	—	18
% Currency Impact After Considering Items (Non-GAAP)	6	6	6		6	—	6
% Change - Currency Neutral After Considering Items (Non-GAAP)	41	62	30		47	—	12

Note: Certain columns may not add due to rounding.

Reported currency neutral operating expense leverage for the three months ended July 1, 2011 is negative 20 percentage points, which is calculated by subtracting reported currency neutral gross profit growth of 29% from reported currency neutral operating income growth of 9%.  Currency neutral operating expense leverage after considering items impacting comparability for the three months ended July 1, 2011 is negative 18 percentage points, which is calculated by subtracting currency neutral gross profit growth after considering items impacting comparability of 30% from currency neutral operating income growth after considering items impacting comparability of 12%.

THE COCA-COLA COMPANY AND SUBSIDIARIES

Reconciliation of GAAP and Non-GAAP Financial Measures

(UNAUDITED)

(In millions except per share data)

	Three Months Ended July 1, 2011
	Interest expense	Equity income (loss) - net	Other income (loss) - net	Income before income taxes	Income taxes	Effective tax rate	Net income attributable to shareowners of The Coca-Cola Company	Diluted net income per share (1)
Reported (GAAP)	$84	$221	$362	$3,794	$990	26.1%	$2,797	$1.20
Items Impacting Comparability:
Asset Impairments/Restructuring	—	—	38	65	15		50	0.02
Productivity Initiatives	—	—	—	26	9		17	0.01
Equity Investees	—	—	—	—	—		—	—
CCE Transaction	—	—	—	68	25		43	0.02
Transaction Gains	—	—	(417)	(391)	(172)		(219)	(0.09)
Certain Tax Matters	—	—	—	—	(16)		16	0.01
Other Items	1	—	—	29	11		18	0.01
After Considering Items (Non-GAAP)	$85	$221	$(17)	$3,591	$862	24.0%	$2,722	$1.17

	Three Months Ended July 2, 2010
	Interest expense	Equity income (loss) - net	Other income (loss) - net	Income before income taxes	Income taxes	Effective tax rate	Net income attributable to shareowners of The Coca-Cola Company	Diluted net income per share (2)
Reported (GAAP)	$81	$356	$18	$3,123	$741	23.7%	$2,369	$1.02
Items Impacting Comparability:
Asset Impairments/Restructuring	—	—	—	19	2		17	0.01
Productivity Initiatives	—	—	—	35	13		22	0.01
Equity Investees	—	16	—	16	2		14	0.01
CCE Transaction	—	—	—	24	5		19	0.01
Certain Tax Matters	—	—	—	—	(16)		16	0.01
After Considering Items (Non-GAAP)	$81	$372	$18	$3,217	$747	23.2%	$2,457	$1.06

	Interest expense	Equity income (loss) - net	Other income (loss) - net	Income before income taxes	Income taxes		Net income attributable to shareowners of The Coca-Cola Company	Diluted net income per share
% Change - Reported (GAAP)	4	(38)	—	21	34		18	18
% Change - After Considering Items (Non-GAAP)	5	(41)	—	12	15		11	10

Note:  Certain columns may not add due to rounding.

(1) 2,330 million average shares outstanding - diluted

(2) 2,325 million average shares outstanding - diluted

THE COCA-COLA COMPANY AND SUBSIDIARIES

Reconciliation of GAAP and Non-GAAP Financial Measures

(UNAUDITED)

(In millions except per share data)

	Six Months Ended July 1, 2011
	Net operating revenues	Cost of goods sold	Gross profit	Gross margin	Selling, general and administrative expenses	Other operating charges	Operating income	Operating margin
Reported (GAAP)	$23,254	$8,938	$14,316	61.6%	$8,502	$361	$5,453	23.4%
Items Impacting Comparability:
Asset Impairments/Restructuring	—	—	—		—	(61)	61
Productivity Initiatives	—	—	—		—	(54)	54
Equity Investees	—	—	—		—	—	—
CCE Transaction	—	(19)	19		—	(168)	187
Transaction Gains	—	—	—		—	(26)	26
Certain Tax Matters	—	—	—		—	—	—
Other Items	20	5	15		(6)	(52)	73
After Considering Items (Non-GAAP)	$23,274	$8,924	$14,350	61.7%	$8,496	$—	$5,854	25.2%

	Six Months Ended July 2, 2010
	Net operating revenues	Cost of goods sold	Gross profit	Gross margin	Selling, general and administrative expenses	Other operating charges	Operating income	Operating margin
Reported (GAAP)	$16,199	$5,496	$10,703	66.1%	$5,583	$174	$4,946	30.5%
Items Impacting Comparability:
Asset Impairments/Restructuring	—	—	—		—	(59)	59
Productivity Initiatives	—	—	—		—	(85)	85
Equity Investees	—	—	—		—	—	—
CCE Transaction	—	—	—		—	(30)	30
Certain Tax Matters	—	—	—		—	—	—
Other Items	—	—	—		—	—	—
After Considering Items (Non-GAAP)	$16,199	$5,496	$10,703	66.1%	$5,583	$—	$5,120	31.6%

Currency Neutral:

	Net operating revenues	Cost of goods sold	Gross profit		Selling, general and administrative expenses	Other operating charges	Operating income
% Change - Reported (GAAP)	44	63	34		52	—	10
% Currency Impact	4	5	4		4	—	5
% Change - Currency Neutral Reported	39	58	29		48	—	6

% Change - After Considering Items (Non-GAAP)	44	62	34		52	—	14
% Currency Impact After Considering Items (Non-GAAP)	4	5	4		4	—	4
% Change - Currency Neutral After Considering Items (Non-GAAP)	39	58	30		48	—	10

Note:  Certain columns may not add due to rounding.

Reported currency neutral operating expense leverage for the six months ended July 1, 2011 is negative 23 percentage points, which is calculated by subtracting reported currency neutral gross profit growth of 29% from reported currency neutral operating income growth of 6%.  Currency neutral operating expense leverage after considering items impacting comparability for the six months ended July 1, 2011 is negative 20 percentage points, which is calculated by subtracting currency neutral gross profit growth after considering items impacting comparability of 30% from currency neutral operating income growth after considering items impacting comparability of 10%.

THE COCA-COLA COMPANY AND SUBSIDIARIES

Reconciliation of GAAP and Non-GAAP Financial Measures

(UNAUDITED)

(In millions except per share data)

	Six Months Ended July 1, 2011
	Interest expense	Equity income (loss) - net	Other income (loss) - net	Income before income taxes	Income taxes	Effective tax rate	Net income attributable to shareowners of The Coca-Cola Company	Diluted net income per share (1)
Reported (GAAP)	$197	$355	$479	$6,305	$1,588	25.2%	$4,697	$2.02
Items Impacting Comparability:
Asset Impairments/Restructuring	—	—	38	99	20		79	0.03
Productivity Initiatives	—	—	—	54	18		36	0.02
Equity Investees	—	4	—	4	1		3	—
CCE Transaction	—	—	—	187	70		117	0.05
Transaction Gains	—	—	(519)	(493)	(208)		(285)	(0.12)
Certain Tax Matters	—	—	—	—	(19)		19	0.01
Other Items	(3)	—	—	76	26		50	0.02
After Considering Items (Non-GAAP)	$194	$359	$(2)	$6,232	$1,496	24.0%	$4,716	$2.02

	Six Months Ended July 2, 2010
	Interest expense	Equity income (loss) - net	Other income (loss) - net	Income before income taxes	Income taxes	Effective tax rate	Net income attributable to shareowners of The Coca-Cola Company	Diluted net income per share (2)
Reported (GAAP)	$166	$492	$(97)	$5,302	$1,294	24.4%	$3,983	$1.71
Items Impacting Comparability:
Asset Impairments/Restructuring	—	—	26	85	4		81	0.03
Productivity Initiatives	—	—	—	85	29		56	0.02
Equity Investees	—	45	—	45	6		39	0.02
CCE Transaction	—	—	—	30	7		23	0.01
Certain Tax Matters	—	—	—	—	(29)		29	0.01
Other Items	—	—	103	103	—		103	0.04
After Considering Items (Non-GAAP)	$166	$537	$32	$5,650	$1,311	23.2%	$4,314	$1.85

	Interest expense	Equity income (loss) - net	Other income (loss) - net	Income before income taxes	Income taxes		Net income attributable to shareowners of The Coca-Cola Company	Diluted net income per share
% Change - Reported (GAAP)	19	(28)	—	19	23		18	18
% Change - After Considering Items (Non-GAAP)	17	(33)	—	10	14		9	9

Note: Certain columns may not add due to rounding.

(1) 2,330 million average shares outstanding - diluted

(2) 2,326 million average shares outstanding - diluted

THE COCA-COLA COMPANY AND SUBSIDIARIES

Reconciliation of GAAP and Non-GAAP Financial Measures

(UNAUDITED)

(In millions)

Operating Income (Loss) by Segment:

	Three Months Ended July 1, 2011
	Eurasia & Africa	Europe	Latin America	North America	Pacific	Bottling Investments	Corporate	Consolidated
Reported (GAAP)	$330	$973	$674	$738	$718	$105	$(364)	$3,174
Items Impacting Comparability:
Asset Impairments/Restructuring	4	—	—	—	—	23	—	27
Productivity Initiatives	4	2	1	—	—	—	19	26
CCE Transaction	—	—	—	66	—	—	2	68
Transaction Gains	—	—	—	—	—	—	26	26
Other Items	—	—	—	31	4	(1)	(4)	30
After Considering Items (Non-GAAP)	$338	$975	$675	$835	$722	$127	$(321)	$3,351

	Three Months Ended July 2, 2010
	Eurasia & Africa	Europe	Latin America	North America	Pacific	Bottling Investments	Corporate	Consolidated
Reported (GAAP)	$306	$937	$577	$507	$592	$137	$(293)	$2,763
Items Impacting Comparability:
Asset Impairments/Restructuring	1	—	—	6	—	11	1	19
Productivity Initiatives	1	2	—	—	5	—	27	35
CCE Transaction	—	—	—	—	—	—	24	24
After Considering Items (Non-GAAP)	$308	$939	$577	$513	$597	$148	$(241)	$2,841

Currency Neutral Operating Income (Loss) by Segment:

	Eurasia & Africa	Europe	Latin America	North America	Pacific	Bottling Investments	Corporate	Consolidated
% Change - Reported (GAAP)	8	4	17	46	21	(23)	(24)	15
% Currency Impact	0	5	9	1	11	6	0	6
% Change - Currency Neutral Reported	8	(1)	8	45	10	(29)	(25)	9

% Change - After Considering Items (Non-GAAP)	10	4	17	63	21	(14)	(33)	18
% Currency Impact After Considering Items (Non-GAAP)	0	5	9	1	11	7	(1)	6
% Change - Currency Neutral After Considering Items (Non-GAAP)	10	(1)	8	62	10	(21)	(33)	12

Note: Certain columns may not add due to rounding.

THE COCA-COLA COMPANY AND SUBSIDIARIES

Reconciliation of GAAP and Non-GAAP Financial Measures

(UNAUDITED)

(In millions)

Operating Income (Loss) by Segment:

	Six Months Ended July 1, 2011
	Eurasia & Africa	Europe	Latin America	North America	Pacific	Bottling Investments	Corporate	Consolidated
Reported (GAAP)	$595	$1,687	$1,390	$1,201	$1,161	$113	$(694)	$5,453
Items Impacting Comparability:
Asset Impairments/Restructuring	5	—	—	11	—	44	1	61
Productivity Initiatives	4	3	1	—	1	—	45	54
CCE Transaction	—	—	—	185	—	—	2	187
Transaction Gains	—	—	—	—	—	—	26	26
Other Items	—	—	—	(6)	83	2	(6)	73
After Considering Items (Non-GAAP)	$604	$1,690	$1,391	$1,391	$1,245	$159	$(626)	$5,854

	Six Months Ended July 2, 2010
	Eurasia & Africa	Europe	Latin America	North America	Pacific	Bottling Investments	Corporate	Consolidated
Reported (GAAP)	$560	$1,649	$1,179	$932	$1,072	$143	$(589)	$4,946
Items Impacting Comparability:
Asset Impairments/Restructuring	1	—	—	9	—	44	5	59
Productivity Initiatives	2	30	—	1	5	—	47	85
CCE Transaction	—	—	—	—	—	—	30	30
After Considering Items (Non-GAAP)	$563	$1,679	$1,179	$942	$1,077	$187	$(507)	$5,120

Currency Neutral Operating Income (Loss) by Segment:

	Eurasia & Africa	Europe	Latin America	North America	Pacific	Bottling Investments	Corporate	Consolidated
% Change - Reported (GAAP)	6	2	18	29	8	(21)	(18)	10
% Currency Impact	0	2	8	1	9	8	0	5
% Change - Currency Neutral Reported	6	1	10	28	(1)	(29)	(18)	6

% Change - After Considering Items (Non-GAAP)	7	1	18	48	16	(15)	(23)	14
% Currency Impact After Considering Items (Non-GAAP)	0	2	8	1	10	7	0	4
% Change - Currency Neutral After Considering Items (Non-GAAP)	7	(1)	10	47	6	(22)	(23)	10

Note: Certain columns may not add due to rounding.

THE COCA-COLA COMPANY AND SUBSIDIARIES

Reconciliation of GAAP and Non-GAAP Financial Measures

(UNAUDITED)

(In millions)

Bottling Investments Segment Information:

	Three Months Ended July 1, 2011
	Net operating revenues	Selling, general and administrative expenses	Operating income
Reported (GAAP)	$2,443	$698	$105
Items Impacting Comparability:
Asset Impairments/Restructuring	—	—	23
Other Items	—	—	(1)
After Considering Items (Non-GAAP)	$2,443	$698	$127

	Three Months Ended July 2, 2010
	Net operating revenues	Selling, general and administrative expenses	Operating income
Reported (GAAP)	$2,317	$683	$137
Items Impacting Comparability:
Asset Impairments/Restructuring	—	—	11
Other Items	—	—	—
After Considering Items (Non-GAAP)	$2,317	$683	$148

Currency Neutral and Structural for Bottling Investments:

	Net operating revenues	Selling, general and administrative expenses	Operating income
% Change - Reported (GAAP)	5	2	(23)
% Currency Impact	7	8	6
% Change - Currency Neutral Reported	(2)	(6)	(29)
% Change - Structural Impact	(11)	(11)	(18)
% Change - Currency Neutral Reported and Adjusted for Structural Items	8	5	(11)

% Change - After Considering Items (Non-GAAP)	5	2	(14)
% Currency Impact After Considering Items (Non-GAAP)	7	8	7
% Change - Currency Neutral After Considering Items (Non-GAAP)	(2)	(6)	(21)
% Structural Impact After Considering Items (Non-GAAP)	(11)	(11)	(19)
% Change - Currency Neutral After Considering Items and Adjusted for Structural Items (Non-GAAP)	8	5	(2)

Note: Certain columns may not add due to rounding.

THE COCA-COLA COMPANY AND SUBSIDIARIES

Reconciliation of GAAP and Non-GAAP Financial Measures

(UNAUDITED)

(In millions)

Bottling Investments Segment Information:

	Six Months Ended July 1, 2011
	Net operating revenues	Selling, general and administrative expenses	Operating income
Reported (GAAP)	$4,350	$1,322	$113
Items Impacting Comparability:
Asset Impairments/Restructuring	—	—	44
Other Items	—	—	2
After Considering Items (Non-GAAP)	$4,350	$1,322	$159

	Six Months Ended July 2, 2010
	Net operating revenues	Selling, general and administrative expenses	Operating income
Reported (GAAP)	$4,294	$1,336	$143
Items Impacting Comparability:
Asset Impairments/Restructuring	—	—	44
Other Items	—	—	—
After Considering Items (Non-GAAP)	$4,294	$1,336	$187

Currency Neutral and Structural for Bottling Investments:

	Net operating revenues	Selling, general and administrative expenses	Operating income
% Change - Reported (GAAP)	1	(1)	(21)
% Currency Impact	5	5	8
% Change - Currency Neutral Reported	(4)	(6)	(29)
% Change - Structural Impact	(11)	(11)	(25)
% Change - Currency Neutral Reported and Adjusted for Structural Items	6	5	(4)

% Change - After Considering Items (Non-GAAP)	1	(1)	(15)
% Currency Impact After Considering Items (Non-GAAP)	5	5	7
% Change - Currency Neutral After Considering Items (Non-GAAP)	(4)	(6)	(22)
% Structural Impact After Considering Items (Non-GAAP)	(11)	(11)	(20)
% Change - Currency Neutral After Considering Items and Adjusted for Structural Items (Non-GAAP)	6	5	(2)

Note: Certain columns may not add due to rounding.

Consolidated Cash from Operations:

	Six Months Ended July 1, 2011	Six Months Ended July 2, 2010
	Net Cash Provided by Operating Activities	Net Cash Provided by Operating Activities
Reported (GAAP)	$3,642	$4,310
Items Impacting Comparability:
Cash Payments Related to Pension Plan Contributions	769	—
After Considering Items (Non-GAAP)	$4,411	$4,310

	Net Cash Provided by Operating Activities
% Change - Reported (GAAP)	(15)
% Change - After Considering Items (Non-GAAP)	2

6.              We note your discussion in the first quarter earnings conference call on February 9, 2011 that (i) you apply “sales curve accounting policy” to your marketing expenses and (ii) you recognize the costs of a sponsorship over the full year in line with your estimated volume along with all the other marketing rather than recognizing the entire costs of the sponsorship in the quarter. Please explain (i) how your recognition of, for example, the NCAA March Madness basketball tournament sponsorship costs over the full year is appropriate rather than in the quarter.  Provide us the specific accounting literature that supports your position. (ii) Explain to us how a marketing event occurring in the first quarter has an impact in the sales volume in subsequent quarters.  Show us the basis for attributing changes in volume in the subsequent quarters and the methodology for such determination. To enhance investor understanding, please provide us with the text of proposed future disclosure on your marketing expense policy, specifically sales curve accounting policy and how it is applied.

Response:

In our 1st quarter Form 10-Q filed on May 2, 2011, we included the following disclosure of our interim accounting policy for marketing expenditures in Note A on page 7:

“We allocate our full year estimated marketing expenditures that benefit multiple interim periods to each of our interim reporting periods based on the proportion of each interim period’s unit case volume to the estimated full year unit case volume. This allocation is only performed during our interim periods. Our full year marketing expenditures are not impacted by this accounting policy.”

ASC 270, Interim Reporting, paragraphs 270-10-45-4, 7, 8 and 9 provide the following guidance:

“45-4 Costs and expenses for interim reporting purposes may be classified as either of the following:

a.  Costs associated with revenue - those costs that are associated directly with or allocated to the products sold or to the services rendered and that are charged against income in those interim periods in which the related revenue is recognized

b.  All other costs and expenses - those costs and expenses that are not allocated to the products sold or to the services rendered and that are charged against income in interim fiscal periods as incurred, or are allocated among interim periods based on an estimate of time expired, benefit received, or other activity associated with the periods.

45-7 Charges are made to income for all other costs and expenses in annual reporting periods based upon any of the following:

a.  Direct expenditures made in the period (salaries and wages)

b.  Accruals for estimated expenditures to be made at a later date (vacation pay)

c.  Amortization of expenditures that affect more than one annual period (such as insurance premiums, interest, and rents).

45-8 The objective in all cases is to achieve a fair measure of results of operations for the annual period and to present fairly the financial position at the end of the annual period. The following standards shall apply in accounting for costs and expenses other than product costs in interim periods:

a.  Costs and expenses other than product costs shall be charged to income in interim periods as incurred, or be allocated among interim periods based on an estimate of time expired, benefit received or activity associated with the periods. Procedures adopted for assigning specific cost and expense items to an interim period shall be consistent with the bases followed by the entity in reporting results of operations at annual reporting dates. However, if a specific cost or expense item charged to expense for annual reporting purposes benefits more than one interim period, the cost or expense item may be allocated to those interim periods (see paragraph 270-10-45-9).

b.  Some costs and expenses incurred in an interim period, however, cannot be readily identified with the activities or benefits of other interim periods and shall be charged to the interim period in which incurred. Disclosure shall be made as to the nature and amount of such costs unless items of a comparable nature are included in both the current interim period and in the corresponding interim period of the preceding year.

c.  Arbitrary assignment of the amount of such costs to an interim period shall not be made.

d.  Gains and losses that arise in any interim period similar to those that would not be deferred at year end shall not be deferred to later interim periods within the same fiscal year.

45-9 A complete listing of examples of application of paragraphs 270-10-45-7 through 45-8 is not practical; however, the following examples of applications may be helpful:

a.  If a cost that is expensed for annual reporting purposes clearly benefits two or more interim periods, each interim period shall be charged for an appropriate portion of the annual cost by the use of accruals or deferrals.

b.  If quantity discounts are allowed to customers based upon annual sales volume, the amount of such discounts charged to each interim period shall be based on the sales to customers during the interim period in relation to estimated annual sales.

c.  Property taxes (and similar costs such as interest and rent) may be accrued or deferred at annual reporting date, to achieve a full year’s charge of taxes to costs and expenses. Similar procedures shall be adopted at each interim reporting date to provide an appropriate cost in each period.

d.  Advertising costs may be deferred within a fiscal year if the benefits of an expenditure made clearly extend beyond the interim period in which the expenditure is made. Advertising costs may be accrued and assigned to interim periods in relation to sales prior to the time the service is received if the advertising program is clearly implicit in the sales arrangement.”

As a consumer products company, we plan and execute integrated marketing campaigns designed to increase consumer awareness and preference for our brands, driving repeat purchases of our products. Based on marketing research conducted by or on behalf of the Company, which include such metrics as consumer awareness, consumer purchase and consumption intent, consumption frequency and overall brand health, the Company determined that certain of its marketing expenditures benefit more than one interim period and therefore we allocate these marketing expenditures to the interim periods benefited.  So, for example, the extensive integrated marketing campaign around the March Madness NCAA basketball tournament is designed to create a lasting, positive relationship in the minds of consumers between our brands and the excitement of March Madness. Through investments in integrated marketing campaigns such as the March Madness NCAA basketball tournament, we have created one of the world’s most valuable brands in Coca-Cola that creates profitable sales for our products over many years.  While our accounting policies do not result in any costs for marketing services that are entirely performed in an annual period being deferred to another annual period, we do allocate costs among interim periods in accordance with ASC 270.

If our full year estimated unit case volume changes in a subsequent interim period, the Company re-allocates its estimated full year marketing expenditures based on the proportion of actual year-to-date unit case sales recognized to the revised estimated full year unit case sales, including the “catch-up” effect on the year-to-date basis resulting from the change in estimate.

In connection with responding to your comments, the Company acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding this letter to me at (404) 676-6396 or via email at kwaller@na.ko.com.

Very truly yours,

/s/ Kathy N. Waller
Kathy N. Waller
Vice President and Controller
The Coca-Cola Company

cc:	Muhtar Kent, Chairman of the Board of Directors, Chief Executive Officer and President
Gary P. Fayard, Executive Vice President and Chief Financial Officer
Peter V. Ueberroth, Chairman of the Audit Committee of the Board of Directors